Exhibit 99.5

													Please Mark here for address change or comments	☐
PRUDENTIAL PLC

SEE REVERSE SIDE

Ordinary Business					PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING							Special Business
	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
Res 1	☐	☐	☐	Res 5	☐	☐	☐	Res 9	☐	☐	☐	Res 13	☐	☐	☐
	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
Res 2	☐	☐	☐	Res 6	☐	☐	☐	Res 10	☐	☐	☐	Res 14	☐	☐	☐
	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
Res. 3	☐	☐	☐	Res. 7	☐	☐	☐	Res. 11	☐	☐	☐	Res. 15	☐	☐	☐
	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
Res. 4	☐	☐	☐	Res. 8	☐	☐	☐	Res. 12	☐	☐	☐	Res. 16	☐	☐	☐
													FOR	AGAINST	WITHHELD
												Res. 17	☐	☐	☐
													FOR	AGAINST	WITHHELD
												Res. 18	☐	☐	☐

									Mark the box at right if you wish to give a discretionary proxy to the chairman. PLEASE NOTE: Marketing this box voids any other instructions indicated above.						☐

ADR Holder sign here:		Date:	Co-ovvner sign here:		Date:

FOLD AND DETACH HERE
Vote by Internet or Telephone or Mail 24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 11:59 PM Eastern Time on May 10, 2006.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http://www.proxyvoting.com/puk Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.		OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
TO THE REGISTERED HOLDER S OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF PRUDENTIAL PLC

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB, on Thursday, May 18, 2006, at 11 :00 a.m. or at any adjournment thereof.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADR(s) for or against or to be withheld from voting on the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to be withheld from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Thursday, May 11, 2006. Only the registered holders on record at the close of business Thursday, March 30, 2006 will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

JPMorgan Chase Bank, N.A., Depositary P.O. Box 3500, South Hackensack, NJ 07606-3500

The undersigned, a registered holder of ADR(s) representing Ordinary Shares of the Company, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by ADR(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on Thursday, March 30, 2006 at the Annual General Meeting of the Company to be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB, on Thursday, May 18, 2006 at 11:00 a.m. or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADR(s) will be voted by the Chairman of the Meeting in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Ordinary Shares represented by such Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting. Ordinary Shares represented by your ADR(s), for which no timely Voting Instruction Card is received by the Depositary, shall not be voted.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m ., Thursday, May 11, 2006. The 2005 Annual Report and Accounts is available at www.prudential.co.uk/prudential-plc/investors/financialreports/

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

RESOLUTIONS

Ordinary Business

1.   To receive the Directors’ Report and the Financial Statements

2.   To approve the Directors’ Remuneration Report

3.   To re-elect as a director Sir David Clementi

4.   To re-elect as a director Mr M G A McLintock

5.   To re-elect as a director Mr M Norbom

6.   To elect as a director Ms K A O’Donovan

7.   To elect as a director Mr M E Tucker

8.   To elect as a director Mr N E T Prettejohn

9.   To elect as a director Lord Turnbull

10. To reappoint KPMG Audit Plc as auditor

11. To authorize the directors to fix the amount of the auditor’s remuneration

12. To declare a final dividend of 11.02 pence per ordinary share of the Company

Special Business

13. Ordinary resolution: to approve the Group Performance Share Plan

14. Ordinary resolution: to approve the Business Unit Performance Plan

15. Ordinary resolution: to increase the authorized ordinary share capital

16. Ordinary resolution: renewal of authority to allot ordinary shares

17. Special resolution: renewal of authority for disapplication of pre-emption rights

18. Special resolution: renewal of authority for purchase of own shares